AMENDMENT S.S. 11/17/06

AB 2/27/06

06001789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION RECEIVED JAN 3 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III (A)

| SEC FILE NUMBER |
|---|
| 8- 38363 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10-01-2004 (MM/DD/YY) AND ENDING 9-30-2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KEPLEY & CO., INCORPORATED

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4408 FOREST DRIVE, SUITE # 100
(No. and Street)

COLUMBIA (City) SOUTH CAROLINA (State) 29206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FINCH, HAMILTON & CO., L.L.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 11674 (Address) COLUMBIA (City) SOUTH CAROLINA (State) 29211 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB

3/10/06

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, G.Mark Hamby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KEPLEY & CO., INCORPORATED, as of SEPTEMBER 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA L. KANE
NOTARY PUBLIC
Commonwealth of Virginia
My Commission Expires July 31, 2008

Signature
G. Mark Hamby
President, CEO
Title

Notary Public 1/10/05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**FINCH HAMILTON & CO., LLC**
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 11674
COLUMBIA, SOUTH CAROLINA 29211

MEMBERS
AMERICAN INSTITUTE OF CPA'S
S.C. ASSOCIATION OF CPA'S
PRIVATE COMPANIES PRACTICE SECTION

SUITE 208
2611 FOREST DRIVE
TELEPHONE
(803) 799-1244
FAX
(803) 256-1021

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 13 2006
WASH, D.C.
213

January 10, 2006

Ms. Christine Lane
Kepley & Co., Incorporated
707 E. Main Street, 19th Floor
Richmond, VA 23219

Dear Ms. Lane,

This refers to the notice from Donald K. Litteau, Supervisor of Examiners of NASD Philadelphia District Office dated January 3, 2006 stating the audited financial statements of Kepley & Co., Incorporated appeared deficient in that it did not contain a computation for determination of reserve requirements pursuant to SEC Rule 15c3-3.

Because Kepley & Co., Incorporated does not carry securities accounts for customers or perform custodial functions relating to customer securities, the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3 does not apply and therefore, they are exempt from filing.

Please contact me if you have any additional needs.

Sincerely,

Melissa L. Hallbick, CPA

Melissa L. Hallbick, CPA
Finch, Hamilton & Co., LLC